Exhibit 6.2

Certain identified information has been intentionally omitted from this exhibit because it is not material and would likely cause competitive harm to the company if publicly disclosed.

Gama Aviation

AIRCRAFT MANAGEMENT Signature

December 19, 2018

Jet Token Inc.

C/O Mike Winston, CFA

Sutton View Capital, LLC

mike. winston@suttonview.com

Re: Aircraft Management Services and Charter Services

Dear Mike:

Pursuant to our discussions concerning your potential leasing of Honda Jet aircraft (the "Aircraft") from Honda Aircraft Company, we are pleased to submit to you the following offer to provide both aircraft management services and charter services:

Management Services

Gama will maintain the Aircraft in airworthy condition pursuant to the applicable provisions of the U.S. Federal Aviation Regulation ("FAR") for Part 91 and Part 135 flight operations, as issued or amended by the Federal Aviation Administration ("FAA"); monitor and supervise all maintenance activities to ensure compliance with applicable regulatory requirements and Honda Aircraft Company's recommended inspection program; arrange for the Aircraft to be maintained in an airworthy condition and in compliance with the FAR, all applicable airworthiness directives, mandatory service bulletins, all applicable Aircraft manufacturers' warranties, and will enroll the Aircraft in and keep in effect such FAA-approved maintenance programs as are acceptable to you; negotiate with vendors of parts and services to obtain fair prices for such parts and services ensure that all of the services it provides, will be in compliance with all applicable foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified person or entity and to the businesses and assets thereof (including, without limitation, the FAR), flight manuals and related guidance material, mandatory service bulletins issued or supplied by the manufacturer, and insurance requirements; and provide appropriate qualified flight personnel, each of whom shall be reasonably satisfactory to you, to assist and support your maintenance and operation of the Aircraft. The flight crew shall be appropriately trained, certified, and rated as required by the applicable government regulations.

Discount Programs

(a) Fuel: You will be entitled to participate in the discounts Gama receives in its fuel purchasing programs. [INTENTIONALLY OMITTED] Through its additional fuel partnerships, Gama optimizes fuel pricing for each location and provide fuel cards to its pilots to handle each transaction when not at a participating program FBO.

Gama Aviation LLC	T +1 203 337 4600
Two Corporate Drive
Suite 1050, Shelton,
CT 06484, United States	gamaaviationllc.com

Gama Aviation

AIRCRAFT MANAGEMENT Signature

(b)  Aircraft Insurance: [INTENTIONALLY OMITTED]

(c)  Training: [INTENTIONALLY OMITTED]

Charter Services

For charter flights of the Aircraft, the Aircraft will need to be under the operational control of Gama pursuant to the Part 135 FAR requirements. To accomplish these requirements, Gama will lease [or sublease, as the case may be] the Aircraft from you to properly effect each flight from commencement to completion. We understand that at this time you desire to primarily charter the Aircraft. The chartering will be to third parties secured on your behalf by Gama and approved by you and to parties that you secure directly. Gama recognizes that charters you secure directly will have priority use of the Aircraft; the formal lease shall contain a mutually agreed process for approval and use coordination.

The charter rate for the Aircraft will initially be [INTENTIONALLY OMITTED].

Client Payments

For its management services, Gama will charge monthly basic services fee in the amount of [INTENTIONALLY OMITTED]. Gama does require an initial funding of your account based upon its estimate of its fees and disbursements for the first two (2) months of Aircraft operations; this account balance is required to be maintained and is subject to adjustment as mutually agreed.

In addition, you will be responsible to reimburse Gama its expenditures on your behalf. These would include: Insurance, Hangarage and parking; Aircraft subscriptions; Aircraft cleaning; Fuel; Engine and other programs; Maintenance - labor & parts; Airport charges; Aircraft catering; Aircraft crew cost recovery [INTENTIONALLY OMITTED]; Crew training; Crew travel and accommodations; Crew subsistence; Advertising and other marketing for the use or chartering of the Aircraft as you may designate or approve from time to time; Taxes other than Gama's taxes on profits; and any other specified services or purchases on your behalf that you may request or may be required to maintain and operate the Aircraft as provided in the formal management services agreement or charter lease.

[INTENTIONALLY OMITTED]

Gama Aviation

AIRCRAFT MANAGEMENT Signature

The term of our agreement will be for an initial period of [INTENTIONALLY OMITTED].

Confidentiality

Each party hereto agrees that it will treat the content of this letter as confidential and will not, without the prior written consent of the other, disclose the fact that negotiations are taking place or the terms hereof to any third party. The foregoing restrictions shall not apply in the case of disclosure to the parties' lenders or other funding sources, attorneys, auditors, governmental regulators, and/or each parties' successors or permitted assigns and as may be required by applicable law or governmental regulations or, with the consent of the other party, as may be necessary to effect the transactions contemplated hereby, in which case the party so disclosing shall use good faith efforts to limit disclosure to such third parties on a need-to-know basis. In connection with any such disclosure, the party making such disclosures shall request and use its good faith efforts to obtain confidential treatment of such information.

Non-binding Letter of Intent

The parties agree and acknowledge that this letter constitutes a non-binding letter of intent and except for the provisions regarding Confidentiality does not and is not intended to create any legal obligation or enforceable right in any party. By executing this letter, the parties are not obligated to execute formal agreements or otherwise proceed with or otherwise consummate any transaction.

Respectfully submitted,

Gama Aviation LLC

By:	/s/ Thomas Connelly
Thomas Connelly
President

Reviewed and accepted this 31st day of December 2018:

Sutton View Capital, LLC

By:	/s/ Michael Winston
Michael Winston